UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WECONNECT TECH INTERNATIONAL, INC

(Name of Issuer)

Common Stock, $0.001 par value per share

Preferred Stock, $0.001 par value per share

(Title of Class of Securities)

n/a

(CUSIP Number)

Vance Harrison

510 So 200 West #110

Salt Lake City, UT 84101

United States of America

801-541-1977

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communication)

November 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	n/a
1.	Names of Reporting Persons. Vance Harrison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ a ☐ b
3.	SEC Use Only
4.	Source of Funds (See Instructions) Private Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship of Place of Organization United States of America
Numbers of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 436,482,690
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 436,482,690
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 436,482,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.53%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The class of equity securities to which this statement is related is the common stock, $0.001 par value per share (the “Common Stock”), and the preferred stock, $0.001 par value per share (the “Preferred Stock”), of WeConnect Tech International Inc., a Nevada corporation (the “Company”). The Company’s principal executive office is 510 So 200 West, Salt Lake City, Utah, 84101.

Item 2. Identity and Background

(a) This Schedule 13 D is being filed by Vance Harrison (the “Reporting Person”).

(b) The address of the principal business of the Reporting Person is c/o Motos America Inc., 510 So 200West, Salt Lake City, UT 84101, United States of America.

(c) The principal occupation of the Reporting Person is a businessman.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceedin.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Items 3. Source and Amount of Funds or Other Consideration

On October 15, 2021, Vance Harrison (the “Purchaser”) consummated the purchase of 436,482,690 shares of common stock and 10,000,000 shares of preferred stock of WeConnect Tech International, Inc., a Nevada corporation (the “Company”) from [Name of Current CEO], the Company’s Chief Executive Officer (the “Seller Shares”) of the Company at an aggregate purchase price of $495,350 (the “Purchase Price”). The sale and purchase of the Seller Shares were made in accordance with the terms of a stock purchase agreement (the “Stock Purchase Agreement”) by and among the Purchaser and the Company. The Purchaser purchased the securities using their own personal funds.

Upon consummation of the sale and purchase of the Seller Shares, all the officers and directors, resigned from all of their positions with the Company, and the following persons were appointed to serve in the positions set forth next to their names below:

Name	Position
Vance Harrison	Chairman of The Board of Directors, President and Chief Executive Offer
Taylor Brody	Vice President and Chief Marketing Officer
Terina Liddiard	Secretary and Treasurer, and Chief Financial Officer

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which was filed as Exhibit A to the Current Report on Form 8-K filed with the Security and Exchange Commission on November 2, 2021.

Item 4. Purpose of Transaction

The acquisition by the Reporting Person of the Shares as described herein was effected in order to accomplish the acquisition of the Company, WeConnect Tech International Inc., by the Reporting Person. Upon the consummation of sale, the Reporting Person shall change the name of the Company from WeConnect Tech International Inc. to Motos America Inc., and subsequently, change the trading symbol to “MOTAM. Pursuant to a Board Resolution dated November 1, 2021, the Company has authorized and instructed its transfer agent to reverse split the outstanding common and preferred stock of the Company 300:1 effective December 1, 2021.

Additional Disclosure

Except as set forth above in the statement, the Reporting Person plans to change the focus from the current operations of the Company, i.e., development of credit card and other payment solutions to the ownership and management of motorcycle dealerships, and the products and services attendant thereto. The Company also plans to raise additional capital through registered or unregistered private placements (in a combination of equity and debt offerings) in an amount not exceeding $75,000,000 in a 12 month period from the date of such offerings.

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns 1,436,482,690 shares of the common stock, which represents approximately 90.14% of the Company’s common stock.

The Reporting Person may be deemed to hold sole voting and dispositive power of 1,436,482,690 shares of common stock of the Company as issued to the Reporting Person.

Items 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The description of the Stock Purchase Agreement in Item 3 above is hereby incorporated in this Item 6 by reference.

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Stock Purchase Agreement (Insert web link to filed agreement)

(1) Incorporated by reference from Exhibit A to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated the 1st day of November 2021

/s/ Vance Harrison

__________________________

Vance Harrison